EXHIBIT 99.1

                               LION BIOSCIENCE AG


                                  PRESS RELEASE

                 CONCERNING REVISED OUTLOOK FOR YEAR-END REVENUE


LION bioscience AG Revises Outlook for FY 2003


HEIDELBERG, Germany, October 21, 2002 - LION bioscience AG (Neuer Markt: LIO, WKN 504 350, Nasdaq: LEON) today revised its outlook for the year-end revenue and earnings forecast based on preliminary results due to a continued slowdown in life science industry spending, longer-than-expected sales cycles, discontinuation of the company's in-house drug discovery unit, and non-cash write-offs.

In June 2002, LION expected moderate revenue growth for the full fiscal year 2003 ending March 31, 2003, compared with fiscal year 2002 based on its transition to a comprehensive solutions-based business model from a product-based one. The company now expects a decrease in revenues for the full fiscal year 2003 by as much as 25 percent compared with revenues for fiscal year 2002 of EUR 40.4 million.

As previously announced, LION will take an impairment of goodwill and intangible assets resulting from the acquisitions of Trega Biosciences and NetGenics. U.S.-GAAP accounting rules require a company to perform this review in the event its share price declines significantly for a sustained period and its market capitalization is lower than its net book value. As a result, LION expects to write off impaired goodwill and intangible assets totaling EUR 62.1 million in the second quarter as a non-cash amortization expense.

Additionally, LION will conduct a review of its strategic investments in privately held companies. The company expects to adjust its current book value of affiliates totaling EUR 10.6 million by as much as EUR 8.5 million, also a non-cash charge, due to the general decline in the biotechnology market and individual valuations.

LION continues to execute on its plan to reach break-even in the fourth quarter of fiscal year 2004. Achieving this target will depend on increased revenue and the successful implementation of the previously announced cost reduction measures.

Detailed second-quarter results for the current fiscal year will be released on November 6, 2002, at 7.30 a.m. CET.

LION bioscience AG:

Ines-Regina Buth
Investor Relations Manager
+49 (0) 6221 4038 249
ines.regina.buth@lionbioscience.com